Exhibit 99.2

GRUPO TMM COMPANY CONTACT:
Jacinto Marina, Chief Financial Officer
011-525-55-629-8790
(Jacinto.marina@tmm.com.mx)

Brad Skinner, Senior Vice President
Investor Relations
011-525-55-629-8725
(brad.skinner@tmm.com.mx)

Luis Calvillo, Executive Vice President
and Media Relations
011-525-55-629-8758
(luis.calvillo@tmm.com.mx)

AT DRESNER CORPORATE SERVICES:
 Kristine Walczak (general investors, analysts and media)
312-726-3600
(kwalczak@dresnerco.com)

GRUPO TMM, S.A. ANNOUNCES EXPIRATION OF EXCHANGE OFFERS

Mexico City, May 16, 2003 - Grupo TMM, S.A. (NYSE: TMM and BMV: TMM A) ("Grupo TMM" or the "Company"), announced today that the exchange offers and consent solicitations for its 9 1/2 percent Senior Notes due 2003 (the "2003 notes") and its 10 1/4 percent Senior Notes due 2006 (the "2006 notes") expired at midnight, New York City time, on May 15, 2003. At the expiration date, less than 80 percent of the outstanding 2003 notes were tendered. Accordingly, the conditions to the exchange offers were not satisfied at the expiration date. The Company will promptly return all previously tendered notes to the holders thereof.

Headquartered in Mexico City, Grupo TMM is Latin America's largest multimodal transportation company. Through its branch offices and network of subsidiary companies, Grupo TMM provides a dynamic combination of ocean and land transportation services. Grupo TMM also has a significant interest in TFM, which operates Mexico's Northeast railway and carries over 40% of the country's rail cargo. Grupo TMM's web site address is www.grupotmm.com and TFM's web site is www.gtfm.com.mx. Grupo TMM is listed on the New York Stock Exchange under the symbol TMM and Mexico's Bolsa Mexicana de Valores under the symbol TMM A.